RENREN INC.
1/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China

September 12, 2014

VIA EDGAR

Craig Wilson, Sr. Asst. Chief Accountant

Melissa Walsh, Staff Accountant

Mark P. Shuman, Legal Branch Chief

Jan Woo, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renren Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 20-F”)
Filed April 29, 2014
File No. 001-35147

Dear Mr. Wilson, Ms. Walsh, Mr. Shuman and Ms. Woo:

This letter sets forth the Company’s response to the comment contained in the letter dated September 2, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 20-F. The “Company” is used in this letter to refer to Renren Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comment is repeated below and followed by the response thereto.

Exhibits 15.2 and 15.3

1.                                      After consideration of your response to prior comment 4 we continue to believe that your consents by TransAsia Lawyers and Maples and Calder should allow for the incorporation by reference of the names and summarization of the legality opinions into the Form S-8. The disclosure throughout the filing attributes the statements regarding the legality of the corporate structure to a third party expert rather than to the company notwithstanding your response that the disclosure does not specifically refer to the “opinion” of TransAsia Lawyers. Additionally, it appears that only legal counsel has the expertise necessary to reach legal conclusions of this nature. As previously indicated, a consent should be filed to incorporate the information into the Form S-8 as the registration statement is being updated by this Form 20-F pursuant to Securities Act Section 10(a)(3). Please refer to Securities Act Rule 436. For further guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation Question 141.02.

In response to the Staff’s comment, the Company has filed an amendment to the 2013 20-F to amend the consents by TransAsia Lawyers and Maples and Calder contained in Exhibits 15.2 and 15.3, respectively, to allow for the incorporation by reference of the names and summarization of the legality opinions into the Form S-8.

*                                         *                                         *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 (10) 8448-1818 or the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4891.

Very truly yours,

/s/ Hui Huang
Hui Huang
Chief Financial Officer

cc:                                Joseph Chen, Chairman and Chief Executive Officer, Renren Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP